Filed Pursuant to Rule 433

File No. 333-251514

Pricing Term Sheet

CBRE Services, Inc.

$500,000,000 2.500% Senior Notes due 2031

March 15, 2021

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated March 15, 2021, Registration Statement No. 333-251514

Issuer:	CBRE Services, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P):*	Baa1/BBB+

Guarantors:	CBRE Group, Inc. and the subsidiaries of the Issuer that guarantee its senior credit facility

Title of Securities:	2.500% Senior Notes due 2031 (the “Notes”)

Principal Amount:	$500,000,000

Trade Date:	March 15, 2021

Settlement Date (T+3):**	March 18, 2021

Final Maturity Date:	April 1, 2031

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2021

Record Dates:	March 15 and September 15

Coupon:	2.500%

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Treasury Price / Yield:	95-19 / 1.607%

Spread to Benchmark Treasury:	+ 107 basis points

Yield to Maturity:	2.677%

Public Offering Price:	98.451% of the principal amount

Net Proceeds to Issuer (before net expenses):	$489,005,000

Optional Redemption Provisions:

Make-Whole Premium:	For any date of redemption occurring prior to January 1, 2031, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of (a) the present value at the date of redemption of the remaining scheduled payments of principal and interest thereon to January 1, 2031, assuming the Notes matured on January 1, 2031, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (T+20 basis points), minus (b) accrued and unpaid interest to, but excluding, the date of redemption. In the case of each of clauses (1) and (2), accrued and unpaid interest, if any, will be payable to, but not including, the date of redemption.

Par Call:	For any date of redemption occurring on and after January 1, 2031, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

CUSIP/ISIN:	12505B AE0 / US12505BAE02

Joint Book-Running Managers:	Goldman Sachs & Co. LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

Co-Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

ANZ Securities, Inc.

ING Financial Markets LLC

NatWest Markets Securities Inc.

Santander Investment Securities Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.